ImmunoPrecise Antibodies to Participate at the AI Driven Drug Discovery Summit USA 2024

VICTORIA, BRITISH COLUMBIA (CANADA), October 21, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced that Dr. Dirk Van Hyfte, Head of Innovation at BioStrand, IPA’s AI subsidiary, will participate on a Fireside Chat during the AI Driven Drug Discovery Summit USA 2024 taking place at the Aloft Boston Seaport District Hotel, Boston, Massachusetts, November 12-14, 2024.

AI Driven Drug Discovery Summit

Date: Thursday, November 14

Time: 11:30pm EST

Format: Fireside Chat

To register for the event, please click here

Meet with Us

For appointment scheduling, please contact Jennifer K. Zimmons, PhD, MBA, at Quantum Media: jen@quantum-corp.com , +1.917.214.3514.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Source: ImmunoPrecise Antibodies Ltd.